UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

03004528

January 13, 2003

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary
The McGraw-Hill Companies
1221 Avenue of the Americas
New York, NY 10020-1095

Act 1934
Section
Rule 14A-8
Public Availability 1-13-2003

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 10, 2002

Dear Mr. Bennett:

This is in response to your letter dated December 10, 2002 concerning a shareholder proposal submitted to McGraw-Hill by the Jeanne Rossi Family Trust. We also have received letters from on behalf of the proponent dated December 20, 2002 and December 30, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

The McGraw-Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

1221 Avenue of the Americas
New York,, NY 10020-1095
212 512 3998 Tel
212 512 3997 Fax
scott_bennett@mcgraw-hill.com

December 10, 2002

BY FEDERAL EXPRESS

Office of the Chief Counsel
Division of ~~Corporate~~ Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: The McGraw-Hill Companies, Inc./Omission of Shareholder Proposal of the Jeanne Rossi Family Trust

Ladies and Gentlemen:

I am Senior Vice President, Associate General Counsel and Secretary of The McGraw-Hill Companies, Inc. (the "Company"), and I am filing this letter on behalf of the Company with the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On October 7, 2002, the Company received a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement"), dated October 1, 2002, from Mr. Nick Rossi and Mr. Emil Rossi, as Trustees of the Jeanne Rossi Family Trust (the "Proponent"), which the Proponent seeks to have included in the Company's proxy statement relating to the Company's 2003 Annual Meeting of Shareholders (the "Proxy Materials"). A copy of the Proposal, the Supporting Statement and the Proponent's cover letter is attached as Exhibit A.

On October 14, 2002, the Company mailed to the Proponent a notice of deficiency as to the Proposal. In particular, the Company informed the Proponent that it had failed to provide the information required by Rule 14a-8(b) as to the Proponent's eligibility to submit a shareholder proposal. The Proponent had not submitted any evidence of beneficial ownership of the Company's shares, and a review of the Company's records indicated that the Proponent had been a shareholder of record of the Company only since May 10, 2002. A copy of the Company's notice of deficiency is attached as Exhibit B.

On October 25, 2002, the Company received an e-mail message from Mr. John Chevedden, whom the Proponent had designated as its agent for purposes of the Proposal. A copy of Mr. Chevedden's e-mail is attached as Exhibit C. This communication did not furnish any additional information regarding the Proponent's ownership of Company shares, except for a suggestion that the Proponent had obtained its shares of the Company from Emil Rossi. The Company responded, also on October 25, 2002, with a message to Mr. Chevedden, a copy of which is attached as Exhibit D. In its response, the Company invited Mr. Chevedden to supply any information he thought would be helpful in establishing that the Proponent should be considered the beneficial owner of shares owned of record by Emil Rossi. In addition, the Company's response reminded Mr. Chevedden of the deadline under Rule 14a-8 for furnishing this information.

Mr. Chevedden did not submit any additional information or otherwise respond to the Company's email of October 25, 2002.

As a result, and as set forth below, we believe, upon advice of counsel, that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(f)(1).

We therefore respectfully request confirmation that the Staff of the Commission will not recommend any enforcement action against the Company if the Company omits the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), we are submitting six (6) copies of this letter and of the Proponent's letter, including the Proposal and the Supporting Statement.

A copy of this submission is being furnished simultaneously to the Proponent and Mr. Chevedden.

A. The Proposal

The Proposal recommends that the Company's Board of Directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." See Exhibit A.

B. Basis for Omission Under Rule 14a-8(b)(1)

The Proposal should be omitted from the Proxy Materials because the Proponent has failed to meet the eligibility requirements of Rule 14a-8(b).

Rule 14a-8(b)(1) states that a proponent must demonstrate to the company that the proponent has "continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date the proponent submitted the proposal. Since the Proposal was received by the Company on October 7, 2002, the Proponent must demonstrate continuous ownership of the Company's stock since October 7, 2001, in order to meet the eligibility requirements of Rule 14a-8(b)(1).

As mentioned above, the Company first received the Proposal from the Proponent on October 7, 2002. In accordance with Rule 14a-8(b)(2), upon receipt of the Proposal the Company examined its shareholder records for evidence that the Proponent held of record a sufficient number of the Company's shares to satisfy the holding period required by Rule 14a-8(b)(1). Based on a review of the Company's share register, the Company determined that the Proponent is indeed a record holder of voting securities of the Company with a market value in excess of $2,000, but that the Proponent has held such shares of record only since May 10, 2002.

On October 14, 2002, pursuant to Rule 14a-8(f), the Company notified the Proponent and Mr. Chevedden by letter of their failure to meet the eligibility requirements of Rule 14a-8(b). In the October 14, 2002, letter, the Company notified the Proponent and Mr. Chevedden of its intention to exclude the Proposal from the Proxy Materials due to the Proponent's failure to demonstrate satisfaction of the one-year holding requirement of Rule 14a-8(b)(1). The October 14, 2002, letter explained that, according to the Company's records, the Proponent has only been a record holder of a sufficient number of shares of the Company's common stock since May 10, 2002. The notice of deficiency invited the Proponent to submit proof of the Proponent's ownership for the holding period required by Rule 14a-8(b) within the 14-day period set forth in Rule 14a-8(f)(1).

On October 25, 2002, the Company received an e-mail from Mr. Chevedden in response to the Company's notice of deficiency. In the October 25, 2002, e-mail, Mr. Chevedden stated that the Proponent "is Mr. Emil Rossi's trust as indicated by Mr. Rossi's signature. Thus there is one year continuous ownership." The Company's records indicate that *as an individual* Mr. Rossi was a holder of record of shares of the Company's common stock until May 10, 2002, when it appears his shares may have been transferred to the Proponent. Mr. Chevedden's e-mail concluded with an insistence that the Company submit its reasons for disagreeing with Mr. Chevedden's position.

In response to Mr. Chevedden's e-mail request, the Company replied by e-mail to Mr. Chevedden on October 25, 2002. In the e-mail response, the Company restated its position that the Proponent has not demonstrated that it has held the Company's shares for the one-year holding period required by Rule 14a-8(b)(1). The Company further stated its understanding that Rule 14a-8 does not permit the Proponent to include in its period of ownership the holding period of the previous owner of the shares. In the same e-mail response, the Company again invited Mr. Chevedden to submit information about the Proponent or Mr. Rossi that would demonstrate satisfaction of Rule 14a-8(b), and reminded Mr. Chevedden that the deadline for submitting such evidence under Rule 14a-8(f) was November 1, 2002. The Company, however, received no additional information or other communication from Mr. Chevedden or the Proponent beyond Mr. Chevedden's e-mail of October 25, 2002.

The Company has considered the possibility that the Proponent will argue that the period of Mr. Rossi's individual ownership should be "tacked" onto the Proponent's holding period since Mr. Rossi is one of two trustees of the Proponent. In his October 25, 2002, e-mail to the Company, Mr. Chevedden's suggests that the period of time that Mr. Rossi held shares of record of the Company *as an individual* should be added to holding period of the Proponent trust since Mr. Rossi is associated with the Proponent trust as a co-trustee.

It is well established that a proponent cannot "tack" a transferor's period of ownership onto its own in order to attempt to demonstrate continuous ownership of securities for the one-year holding period required by Rule 14a-8(b)(1). See, e.g., Western Capital Investment Corp. (March 16, 1989) (attempt to tack the holding period of shares held by an individual who was president of a corporation to the holding period of shares held by the corporation was not permitted); New Jersey Resources Corp. (December 3, 1997) (tacking of period of ownership as a joint tenant to meet the one-year ownership requirement not allowed).

The decision by the Commission to grant no-action relief in Western Capital Investment is particularly instructive for the purposes of evaluating the Proponent's suggestion that Mr. Rossi's ownership as an individual should be tacked onto the period of ownership of the Proponent. In Western Capital Investment, Western Capital Investment Corporation ("Western

Capital") received a shareholder proposal from G.M.A. Capital Investors Limited Partnership (the "Partnership") signed by an individual, Mr. Ernest C. Garcia, as co-proponent. Upon request for evidence of beneficial ownership, Western Capital received an affidavit and Schedule 13D, and amendments thereto, from E.C. Garcia & Co. ("ECG"), a company that served as general partner to the Partnership but did not submit the original proposal to Western Capital. Neither the Partnership nor Mr. Garcia could demonstrate satisfaction of Rule 14a-8's holding requirement, but Mr. Garcia argued that, as president of ECG, he should be able to apply ECG's ownership period onto his own to demonstrate satisfaction of the one-year holding period requirement. Western Capital argued, and the Commission agreed, however, that Mr. Garcia and ECG were separate entities and that their periods of ownership could not be aggregated for the purposes of Rule 14a-8. Western Capital Investment Corp. (March 16, 1989).

As with Mr. Garcia's ownership of securities as an individual in Western Capital Investment, Mr. Rossi's ownership of the Company's common stock as an individual is separate and distinct from his position as co-trustee of the Proponent, and his period of ownership cannot be tacked onto the Proponent's holding period for purposes of Rule 14a-8(b). Though Mr. Rossi serves as co-trustee of the Proponent, Mr. Rossi and the Proponent are not the same shareholder with respect to the Company's securities. Mr. Rossi's past ownership of the Company's securities *as an individual* is fundamentally different from the Proponent's ownership of securities, as Mr. Rossi's ability to vote and dispose of the securities of the Company are now constrained generally by his duties as a co-trustee of the Proponent and specifically by any governance arrangements of the Proponent trust. Under Rule 14a-8(b)(1), the Proponent may not tack the ownership period of Mr. Rossi, as the presumed transferor of the Company's shares, onto its own in order to meet the continuous one-year holding requirement. As such, neither the

Proponent nor Mr. Rossi has satisfied the eligibility requirements of Rule 14a-8(b) since, as a result of the May 10, 2002 transfer of securities between owners, neither has held voting securities of the Company continuously since October 7, 2001.

Although the Staff has in some instances extended a proponent's correction period beyond 14 days, the Staff has done so only upon finding deficiencies in the company's communication. See, e.g., Sysco Corporation (August 10, 2001); General Motors Corp. (April 3, 2001) (extending the correction period because the company's notice did not adequately describe the documentation required under Rule 14a-8(b)). The Company believes that an extension of the response period is not warranted in the present case because the Company's October 14, 2002 notice of deficiency fully complied with the requirements of Rule 14a-8(f)(1): The Company furnished the Proponent with all relevant information (including the requirements for eligibility, the required documentation and the deadline for response) in the notice of deficiency, and the Company provided the notice in a timely fashion. In fact, the Company sent Mr. Chevedden a second request for information on October 25, 2002, which gave him ample opportunity to furnish additional information about the Proponent and its relationship with Mr. Rossi if doing so would establish the Proponent's beneficial ownership. No such information was supplied.

Hence, because the Proponent, having received a timely and adequate notice of deficiency from the Company, failed to submit adequate verification of its eligibility as required by Rule 14a-8(b)(2), and because the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to furnish such information to the Company has expired, the Company believes that it may exclude the Proposal under Rule 14a-8(f)(1).

C. Conclusion

For the reasons set forth above, we respectfully request that the Staff concur in our view that we may exclude the Proposal from the Company's Proxy Materials under Rules 14a-8(b) and (f)(1). The Company plans to mail the Proxy Materials to shareholders on or about March 24, 2003. Should you require additional information, please do not hesitate to contact the undersigned at (212) 512-3998.

Very truly yours,

Scott L. Bennett

Scott L. Bennett

A

Emil Rossi
Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Harold McGraw III
Chairman
McGraw-Hill Companies (MHP)
1221 Avenue of the Americas
New York, NY 10020
Phone: (212) 512-2000
Fax: (212) 512-3840, 512-4827
Email: investor_relations@mcgraw-hill.com

Dear Mr. McGraw,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi Emil Rossi October 1-2002
Nick Rossi Emil Rossi, Trustee
for Jeanne Rossi Family Trust

cc: Scott L. Bennett
Corporate Secretary
FX: 212/512-3997

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder participation.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers a no action request, it is recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002
2) To allow shareholders a choice
In the New Jersey High Court ruling allowing Sen. Torricelli to be replaced, the court said state election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow candidates to get on the ballot and, most importantly, to allow the voters a choice on election day."

The McGraw-Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

1221 Avenue of the Americas
New York,, NY 10020-1095
212 512 3998 Tel
212 512 3997 Fax
scott_bennett@mcgraw-hill.com

B

October 14, 2002

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Jeanne Rossi Family Trust
c/o Nick Rossi and Emil Rossi, Trustees
P.O. Box 249
Boonville, California 95415

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Gentlemen:

We have received the shareholder proposal and supporting materials dated October 1, 2002 that you sent us relating to the proposal that the Jeanne Rossi Family Trust (the "Trust") requests be included in the proxy statement for The McGraw-Hill Companies' next annual meeting. As you may know, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a shareholder wishing to submit a proposal must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior to the date of submission of the proposal. Paragraph (2) of Rule 14a-8(b) describes how the shareholder's ownership should be verified. For your convenience, a copy of Rule 14a-8 is included with this letter.

The materials you submitted do not meet this requirement. According to our records, the Trust became the record owner of 8,000 shares of McGraw-Hill common stock on May 10, 2002 and, accordingly, has not held the required investment in McGraw-Hill for the one-year period specified by Rule 14a-8.

We are providing you this notice of deficiency pursuant to Rule 14a-8(f)(1). If you wish to cure this deficiency, you must submit proof of the Trust's ownership to us within 14 days from the date you receive this letter. If you do not submit proof of the Trust's ownership within this period, we will exclude the Trust's proposal from the proxy statement for next year's annual meeting. If you do submit proof of the Trust's ownership within this period, we will review it to determine if the deficiency has been cured and may still object to the Trust's proposal on the basis of other grounds described in Rule 14a-8(i).

Very truly yours,

Scott L. Bennett

Scott L. Bennett

Enclosure

[Shareholder Proposals]

Reg. §240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j) .

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9 , which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The

company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9 , you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6 .

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶80,812), November 22, 1976, effective February 1, 1977, 41 F.

R. 53000; amended in Release No. 34-15384 (¶81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶86,018), effective June 29, 1998, 63 F.R. 29106.]

Is your RETURN ADDRESS completed on the reverse side?

SENDER:
- Complete items 1 and/or 2 for additional services.
- Complete items 3, 4a, and 4b.
- Print your name and address on the reverse of this form so that we can return this card to you.
- Attach this form to the front of the mailpiece, or on the back if space does not permit.
- Write "*Return Receipt Requested*" on the mailpiece below the article number.
- The Return Receipt will show to whom the article was delivered and the date delivered.

I also wish to receive the following services (for an extra fee):
1. ☐ Addressee's Address
2. ☐ Restricted Delivery

Consult postmaster for fee.

3. Article Addressed to:
Jeanne Rossi Family Trust
c/o Nick Rossi + Emil Rossi, Trustees
P.O. Box 249
Boonville, CA 95415

4a. Article Number
7000 1670 0008 1164 9529

4b. Service Type
☐ Registered ☒ Certified
☐ Express Mail ☐ Insured
☒ Return Receipt for Merchandise ☐ COD

7. Date of Delivery

8. Addressee's Address (*Only if requested and fee is paid*)

BOONVILLE CA 95415 USPS

5. Received By: (*Print Name*)
Nick Rossi

6. Signature: (*Addressee or Agent*)
X [signature]

PS Form **3811**, December 1994 102595-97-B-0179 Domestic Return Receipt

Is your RETURN ADDRESS completed on the reverse side?

SENDER:
- Complete items 1 and/or 2 for additional services.
- Complete items 3, 4a, and 4b.
- Print your name and address on the reverse of this form so that we can return this card to you.
- Attach this form to the front of the mailpiece, or on the back if space does not permit.
- Write "*Return Receipt Requested*" on the mailpiece below the article number.
- The Return Receipt will show to whom the article was delivered and the date delivered.

I also wish to receive the following services (for an extra fee):
1. ☐ Addressee's Address
2. ☐ Restricted Delivery

Consult postmaster for fee.

3. Article Addressed to:
Mr. John Chevedden
2815 Nelson Ave. No. 205
Redondo Beach, CA 90278

4a. Article Number
7000 1670 0008 1164 950

4b. Service Type
☐ Registered ☒ Certified
☐ Express Mail ☐ Insured
☒ Return Receipt for Merchandise ☐ COD

7. Date of Delivery
10-17-02

8. Addressee's Address (*Only if requested and fee is paid*)

5. Received By: (*Print Name*)

6. Signature: (*Addressee or Agent*)
X [signature]

PS Form **3811**, December 1994 102595-97-B-0179 Domestic Return Receipt

Rec'd by MHP
10/25/02

To: Scott Bennett/McGraw-Hill/US@MCGRAW-HILL

cc:

Subject: Corporate Governance

Dear Mr. Bennett,
In regard to the October 14, 2002 letter, this is Mr. Emil Rossi's trust as indicated by Mr. Rossi's signature. Thus there is one year continuous ownership. If the company is not satisfied with this for the one-year issue, please forward the complete reason today. Also precedents to support, if the company gives any reason not to accept.
Thank you.
Sincerely,
John Chevedden

D

October 25, 2002

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

We have received today your e-mail regarding the proposal submitted under SEC Rule 14a-8 to The McGraw-Hill Companies, Inc. by the Jeanne Rossi Family Trust.

As we pointed out in our letter dated October 14, 2002, our records indicate that the Trust has not held the requisite amount of McGraw-Hill common stock for a one-year period. We believe that, generally, for purposes of establishing a holding period under Rule 14a-8, the proponent is not permitted to include as part of its own holding period the holding period of the previous owner of the shares. (In other words, if the Trust obtained the shares it owns from Mr. Rossi, Mr. Rossi would not be considered as the same stockholder as the Trust.) If you believe that there are circumstances in this case that would lead to a different result, please submit whatever information about the Trust or Mr. Rossi you believe would be helpful. Given that our October 14 letter was received by you on October 18, 2002, the deadline for sending us this information is November 1, 2002.

Very truly yours,

Scott L. Bennett

Senior Vice President, Associate
General Counsel
and Secretary

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

December 20, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2002 DEC 23 PM 3:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

McGraw Hill Companies (MHP)
Investor Response to Company No Action Request
Poison Pill Topic
Emil Rossi

Ladies and Gentlemen:

This letter addresses the company December 10, 2002 no action request.

The company knows that Mr. Emil Rossi, as a record holder, has the complete power to sell the company stock which he has held continuously since 1974. Mr. Rossi receives and collects for himself the dividend checks which exceed $2000 a year. Mr. Rossi is the primary trustee and the company knows this. The company attempts to set a precedent on this – which would be an outrageous precedent contrary to public policy.

It would be unconscionable to succeed at a claim that rule 14a-8 would punish a shareholder for providing for his own financial independence and also provide for the succeeding generation through the continuous ownership interest in the same stock since 1974. Mr. Rossi currently owns 8000 shares of stock.

For the company to attempt to capitalize on an inapplicable technicality to exclude its shareholders from voting on an established topic is against public policy.

Although the company insinuates otherwise, the company has no claim or evidence that Mr. Rossi's power to vote and sell the shares have changed.

The company implicitly has found no precedent for a family trust case to support its position. Thus the company seeks the low ground to set a new precedent contrary to good public policy.

Sincerely,

John Chevedden

cc:
Emil Rossi

Harold McGraw III
Chairman

3 – Shareholder Vote regarding Poison Pills

This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Allow Shareholder Vote regarding Poison Pills

Yes on 3

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

December 30, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

McGraw Hill Companies (MHP)
Investor Response to Company No Action Request
Established Topic: Poison Pill
Emil Rossi

Ladies and Gentlemen:

This letter is in addition to the December 20, 2002 letter to the Office of Chief Counsel which is included as an exhibit.

The IBM December 12, 2002 no action request (respective page included) made the following statements which support Mr. Emil Rossi's eligibility on length of stock holding in a parallel case.

"Although Mr. Emil Rossi did not hold shares of record in his own name, our research revealed that on April 17, 2002 Emil Rossi closed an account he had in his own name, and a trust account with a new Tax Identification Number was established with Emil Rossi transferring his IBM shares into the Jeanne Rossi Family Trust, with both Emil and Nick Rossi acting as trustees thereunder."

"Since the Company has determined that Mr. Rossi was eligible to submit a Proposal, the Company will include Mr. Rossi's proposal relating to poison pills (Exhibit F) in its 2003 proxy materials."

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established proposal topic or any text segment.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Emil Rossi

Harold McGraw III
Chairman

this year from John Chevedden, acting on behalf of **Emil** Rossi, of Boonville, California, relating to poison pills. (See Exhibit F) Mr. Emil Rossi designated Mr. Chevedden to act on his behalf with respect to such proposal. The cover letter was dated by Mr. Emil Rossi on October 1, 2002.

Since the Company's transfer agent did not initially find Mr. Emil Rossi listed on our books as a current stockholder of record, on October 7, 2002 the Company sent both Mr. Emil Rossi and Mr. Chevedden a letter, seeking confirmation of Mr. Emil Rossi's status as an IBM stockholder, and of his eligibility to submit a stockholder proposal; (i.e., holding the minimum amount of IBM shares for the requisite one year period). (Exhibit G)

Neither Mr. Rossi nor Mr. Chevedden responded to our letter inquiry (other than by lodging the 2 stockholder proposals in the name of Chris Rossi which are the subject of the instant no-action letter request). Through further research, on October 14, 2002 the Company was able to determine -- on its own -- that Mr. Emil Rossi was eligible to file a stockholder proposal. Although Mr. Emil Rossi did **not** hold shares of record in his own name, our research revealed that on April 17, 2002 Emil Rossi closed an account he had in his own name, and a trust account with a new Tax Identification Number was established with Emil Rossi transferring his IBM shares into the Jeanne Rossi Family Trust, with both Emil and Nick Rossi acting as trustees thereunder.

As noted earlier, on November 5, 2002, Mr. Chevedden faxed in the same poison pill proposal and cover letter, this time acting on behalf of Chris Rossi, of Boonville, California. (See Exhibit A) As with the 2002 Poison Pill Proposal (and as with Emil Rossi's 2003 proposal on this same subject), Chris Rossi designated Mr. Chevedden to act on his behalf with respect to the 2003 Poison Pill Proposal. The form cover letter and proposal was dated by Mr. Chris Rossi on October 15, 2002, and faxed into IBM directly by Mr. Chevedden.

Since the Company has determined that Mr. Emil Rossi was eligible to submit a Proposal, the Company will include Mr. Emil Rossi's proposal relating to poison pills (Exhibit F) in its 2003 proxy materials. With this being the case, Chris Rossi's subsequently filed 2003 Poison Pill Proposal (Exhibit A) -- which is in all respects the same proposal as Mr. Emil Rossi's earlier filed proposal -- may also be excluded by the Company from its 2003 proxy materials as duplicative under Rule 14a-8(i)(11). The Company therefore requests that no enforcement action be recommended to the Commission if it also excludes the 2003 Poison Pill Proposal on the basis of Rule 14a-8(i)(11).

III. MR. CHRIS ROSSI'S PROPOSAL REGARDING AUDITORS CAN ALSO BE EXCLUDED FROM IBM'S 2003 PROXY STATEMENT UNDER RULE 14a-8(e)(2) BECAUSE OF ITS UNTIMELY SUBMISSION.

With respect to any proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that the proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2002 annual meeting was dated and released on March 11, 2002. Pursuant to Rule 14a-8(e)(1), the Company's proxy statement for its 2002 annual meeting informed stockholders that proposals for the

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

December 20, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

McGraw Hill Companies (MHP)
Investor Response to Company No Action Request
Poison Pill Topic
Emil Rossi

Ladies and Gentlemen:

This letter addresses the company December 10, 2002 no action request.

The company knows that Mr. Emil Rossi, as a record holder, has the complete power to sell the company stock which he has held continuously since 1974. Mr. Rossi receives and collects for himself the dividend checks which exceed $2000 a year. Mr. Rossi is the primary trustee and the company knows this. The company attempts to set a precedent on this – which would be an outrageous precedent contrary to public policy.

It would be unconscionable to succeed at a claim that rule 14a-8 would punish a shareholder for providing for his own financial independence and also provide for the succeeding generation through the continuous ownership interest in the same stock since 1974. Mr. Rossi currently owns 8000 shares of stock.

For the company to attempt to capitalize on an inapplicable technicality to exclude its shareholders from voting on an established topic is against public policy.

Although the company insinuates otherwise, the company has no claim or evidence that Mr. Rossi's power to vote and sell the shares have changed.

The company implicitly has found no precedent for a family trust case to support its position. Thus the company seeks the low ground to set a new precedent contrary to good public policy.

Sincerely,

John Chevedden

cc:
Emil Rossi

Harold McGraw III
Chairman

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 13, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 10, 2002

The proposal relates to poison pills.

There appears to be some basis for your view that McGraw-Hill may exclude the proposal under 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of McGraw-Hill's request, documentary support evidencing that it continuously held McGraw-Hill's securities for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if McGraw-Hill omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Katherine W. Hsu
Attorney-Advisor